November 4, 2019

Michael Fonstein, Ph.D.
Chief Executive Officer
Accelerated Pharma, Inc.
15W155 81st Street
Burr Ridge, IL 60527

       Re: Accelerated Pharma, Inc.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed October 21, 2019
           File No. 333-227916

Dear Dr. Fonstein:

       We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1 filed on October 21, 2019

Description of Securities
Series C Convertible Preferred Stock, page 81

1. We note your response to comment 10 and the amended purchase agreement filed as
       Exhibit 10.37.3. It appears the waiver of the confession of judgment is referenced in the recitals to the agreement but the agreement has not been amended to incorporate the waiver provision either in Article I, subsection c, as stated in your response letter, or elsewhere. Please advise or revise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Michael Fonstein, Ph.D.
Accelerated Pharma, Inc.
November 4, 2019
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Christine Westbrook at 202-551-5019 or Mary Beth Breslin at 202-551-
3625 with any questions.



                                                           Sincerely,
FirstName LastNameMichael Fonstein, Ph.D.
                                                           Division of
Corporation Finance
Comapany NameAccelerated Pharma, Inc.
                                                           Office of Life
Sciences
November 4, 2019 Page 2
cc:       Lawrence R. Lonergan, Esq.
FirstName LastName